UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2006. Commission File Number: 000-50392

TRANSAKT LTD.

Suite 260, 1414 – 8th Street S.W., Calgary, Alberta, Canada, T2R 1J6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities

Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______________.

SUBMITTED HEREWITH

Exhibits

1 News Release Appointing New Directors and Announcing Departure of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 15, 2006 TransAKT Ltd.

By:
________/s/   James Wu________________________
Name: James Wu
Title: President and Chief Executive Officer – Principal
          executive officer

Exhibit 1

OTCBB: TAKDF		News Release
December 14, 2006

TRANSAKT APPOINTS NEW BOARD MEMBERS

TransAKT Ltd. (the “Company”) is pleased to announce the appointment of Mr. Cheng Chun-Chih and Dr. Shiau Tzong Huei to its board of directors. Dr. Shiau has also been appointed to serve as the Chairman of TransAKT Taiwan, a wholly owned subsidiary of TransAKT Ltd.

Mr. Cheng is the Chairman of Taiwan Halee International Co. Ltd. (HTT), which was acquired by the Company for US$5MM on November 15, 2006, and has served in this position since 1997. Prior to joining HTT Mr. Cheng was a consultant to the Economy Department of Taiwan on small and medium industry.

Dr. Shiau holds a Ph.D in Computer Sciences from the University of Wisconsin –Madison, an MSc in Mathematics from the John Hopkins University and a BSc in Mathematics from the National Taiwan University. Dr. Shiau, Engineering Director of HTT since 2003, is a specialist in digital cordless switching and has directed the engineering team at the HSINCHU SCIENCE PARK (HSP) for more than 15 years. Established in December 1980, HSP leads the high tech industry as the most respected science park created by the Taiwanese government. Dr. Shiau is the founder and current CTO of Computer & Communications Associates, INC. (now UWIN Technologies), a research and development oriented company.

The Company also announces the resignation of Mr. Frank Liu and Mr. Lionel Ni from the board of directors to grant HTT representation on the board pursuant to the terms of the acquisition of HTT by the Company. The board wishes to thank Frank Liu and Lionel Ni for their past contributions as directors of the Company.

About TransAKT:

TransAKT Ltd. is a global Voice over Internet Protocol (“VoIP”) hardware and network provider for commercial and residential users. The Company's global corporate management team is based in Calgary and Taipei. The Company trades in the U.S. as an OTCBB foreign corporation listing under the ticker TAKDF.

Contact Information:

James Wu, President	(403) 290-1744
Christian Nielsen	(403) 290-1744
Email: cnielsen@transaktcorp.com